Exhibit 99.24

April 09, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: VALENS GROWORKS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 06, 2020
Record Date for Voting (if applicable) :	May 06, 2020
Beneficial Ownership Determination Date :	May 06, 2020
Meeting Date :	June 12, 2020
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	91913D106	CA91913D1069

Sincerely,

Computershare

Agent for VALENS GROWORKS CORP.